                                  PROSPECTUS                 FILED PURSUANT TO
                                                             RULE 424(b)(3)
                                                             FILE NO. 333-27277
                        UNITED HEALTHCARE  CORPORATION
                                  __________

                                349,478 SHARES
                                      OF
                                 COMMON STOCK
                               ($.01 PAR VALUE)
                                  __________


     This Prospectus relates to an aggregate of 349,478 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of United HealthCare Corporation, a Minnesota corporation ("United"), that may be sold from time to time by the shareholders named herein (the "Selling Shareholders"). See "SELLING SHAREHOLDERS." United will not receive any proceeds from the sale of the Shares. United has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     Any or all of the Shares may be offered from time to time in transactions on the New York Stock Exchange in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "PLAN OF DISTRIBUTION."

     The Common Stock is traded on the New York Stock Exchange. On June 17, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange was $53.50 per share.
                                  __________

             SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS
     PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY SHOULD CONSIDER.
                                  __________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  __________

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNITED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS NOT LAWFUL OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                 The date of this Prospectus is June 18, 1997.

                             AVAILABLE INFORMATION

     United is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by United can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock of United is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning United can also be inspected at such exchange. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which United has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made. The Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is http:// ww.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of United which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

          (a) the Annual Report on Form 10-K for the year ended December 31,
     1996;

          (b) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

          (c) the description of the Common Stock contained in the Registration Statement on Form8-A dated September 20, 1992, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

     All documents filed by United pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     United will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to David J. Lubben, Secretary and General Counsel, United HealthCare Corporation, 300 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, telephone number (612) 936-1300.

                         UNITED HEALTHCARE CORPORATION

     United is a national leader in offering health care coverage and related services through a broad continuum of products and services in all 50 states and Puerto Rico. United's products and services reflect a number of core capabilities, including medical information management, health benefit administration, risk assessment and pricing, health benefit design and provider contracting and risk sharing. With these capabilities, United is able to provide comprehensive managed care services, such as health maintenance organizations, insurance and self-funded health care coverage products. United also offers unbundled health care management and cost containment products such as behavioral health services, utilization review services, specialized provider networks and employee assistance programs.

     The principal executive offices of United are located at 300 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, and the telephone number is
(612)936-1300.

                                 RISK FACTORS

     The statements contained in this Prospectus may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). When used in this Prospectus, and in oral statements made by or with the approval of an authorized executive officer of United, the words or phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause United's actual results to differ materially from the results discussed in the forward-looking statements.

     The following discussion contains certain cautionary statements regarding United's business and results of operations. These statements discuss matters which may in part be discussed elsewhere in this Prospectus and which may have been discussed in other documents prepared by United pursuant to federal or state securities laws. This discussion is intended to take advantage of the "safe harbor" provisions of the PSLRA. The following factors should be considered in conjunction with any discussion of operations or results by United or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by United.

     In making these statements, United is not undertaking to address or update each factor in future filings or communications regarding United's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected United's past results and may affect future results, so that United's actual results for first quarter 1997 and beyond may differ materially from those expressed in prior communications.

HEALTH CARE COSTS

     A large portion of the revenue received by United is used to pay the costs of health care services or supplies delivered to its members. The total health care costs incurred by United are affected by the number of individual services rendered and the cost of each service. Much of United's premium revenue is set in advance of the actual delivery of services and the related incurrence of the cost, usually on a prospective annual basis. While United attempts to base the premiums it charges at least in part on its estimate of future health care costs over the fixed premium period, competition, regulations and other circumstances may limit United's ability to fully base premiums on estimated costs. In addition, many factors may and often do cause actual health care costs to exceed that estimated and reflected in premiums. These factors may include increased utilization of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments, general inflation, new mandated benefits or other regulatory changes and insured population characteristics. In addition, United's earnings as reported for any particular quarter include estimates of covered services incurred by United's enrollees during that period but for which a claim has not been received or processed. These are estimates and therefore United's earnings may be subject to later adjustment based on the actual costs.

INDUSTRY FACTORS

     The managed care industry has recently received significant amounts of negative publicity. This publicity, in turn, has contributed to increased legislative activity, regulation and review of industry practices. These factors may adversely affect United's ability to market its products or services, could necessitate changes in United's products and services, and may increase regulatory burdens under which United operates, further increasing the costs of doing business and adversely affecting profitability.

MARKETING

     United markets its products and services through both employed sales people and independent sales agents. Although United has a number of such sales employees and agents, if certain key sales employees or agents or a large subset of such individuals were to leave United, its ability to retain existing customers and members could be impaired. In addition, certain of United's customers or potential customers consider rating, accreditation or certification of United by various private or governmental bodies or rating agencies necessary or important. Certain of United's health plans or other business units may not have obtained or may not desire or be able to obtain or to maintain such accreditation or certification which could adversely affect United's ability to obtain or retain business with such customers.

COMPETITION

     In any of its geographic or product markets United competes with a number of other entities, some of which may have certain characteristics or capabilities which give them an advantage in competing with United. United believes the barriers to entry in these markets are not substantial, so that the addition of new competitors can occur relatively easily. Certain of United's customers may decide to perform for themselves functions or services formerly provided by United, which would result in a decrease in United's revenues. Certain of United's providers may decide to market products and services to United customers in competition with United. In addition, significant merger and acquisition activity has occurred in the industry in which United operates as well as in industries which act as suppliers to United, such as the hospital, physician, pharmaceutical and medical device industries. This activity may create stronger competitors or result in higher health care costs. To the extent that there is strong competition or that competition intensifies in any market, United's ability to retain or increase customers, its revenue growth, its pricing flexibility, its control over medical cost trends and its marketing expenses may all be adversely affected.

AARP CONTRACT

     In early 1997, United finalized its contract arrangements with the American Association of Retired Persons ("AARP") under which United will provide Medicare supplement health insurance products to AARP members, effective January1, 1998. As a result of this agreement, United will significantly expand the number of members served, the products offered and the services it must provide. The success of the AARP arrangement will depend, in part, on United's ability to service these new members, develop additional products and services and price the products and services competitively.

PROVIDER RELATIONS

     One of the significant techniques United uses to manage health care costs and utilization and monitor the quality of care being delivered is contracting with physicians, hospitals and other providers. Because of the geographic diversity of its health plans and the large number of providers with which most of those health plans contract, United currently believes it has a limited exposure to provider relations issues. In any particular market, however, providers could refuse to contract with United, demand higher payments or take other actions which could result in higher health care costs, less desirable products for customers and members or difficulty meeting regulatory or accreditation requirements.

     In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. In addition, physician or practice management companies which aggregate physician practices for purposes of administrative efficiency and marketing leverage, continue to expand. These providers may compete directly with United. If such providers refuse to contract with United, use their market position to negotiate favorable contracts, or place United at a competitive disadvantage, United's ability to market products or to be profitable in those areas could be adversely affected.

ADMINISTRATION AND MANAGEMENT

     Efficient and cost-effective administration of United's operations is integral to United's profitability and competitive positioning. While United attempts to effectively manage such expenses, increases in staff-related and other administrative expenses may occur from time-to-time due to business or product start-ups or expansions, growth or changes in business, acquisitions, regulatory requirements or other reasons. Such expense increases are not clearly predictable and increases in administrative expenses may adversely affect results.

     United currently believes it has a relatively experienced, capable management staff. Loss of certain managers or a number of such managers could adversely affect United's ability to administer and manage its business.

GOVERNMENT PROGRAMS AND REGULATION

     United's business is heavily regulated on a federal, state and local level. The laws and rules governing United's business and interpretations of those laws and rules are subject to frequent change and broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force United to change how it does business, may restrict United's revenue and/or enrollment growth, increase its health care and administrative costs, and/or increase United's liability for medical malpractice or other actions. Regulatory approvals must be obtained and maintained to market many of United's products and services. Delays in obtaining or failure to obtain or maintain such approvals could adversely affect United's revenue or the number of covered lives, or could increase costs. A significant portion of United's revenues relate to federal, state and local government health care coverage programs. These types of programs, such as the federal Medicare program and the federal and state Medicaid program, are generally subject to frequent change, including changes which may reduce the number of persons enrolled or eligible, reduce the revenue received by United or increase United's administrative or health care costs under such programs. Such changes have in the past and may in the future adversely affect United's results and its willingness to participate in such programs.

     United is also subject to various governmental audits and investigations. Such activities could result in the loss of licensure or the right to participate in certain programs, or the imposition of fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect United's reputation in various markets and make it more difficult for United to sell its products and services.

     The National Association of Insurance Commissioners (the "NAIC") has an effort underway that would impose new minimum capitalization requirements for health care coverages provided by insurance companies, HMOs and other risk bearing health care entities. The requirements would take the form of risk-based capital rules similar to those which currently apply only to insurance companies. There could be an increase in the capital required for certain of United's subsidiaries and there may be some potential for disparate treatment relative to competing products. Failure of the NAIC to act may result in some form of federal solvency regulation of companies providing Medicare-related benefit programs.

                             SELLING SHAREHOLDERS

     The following table sets forth certain information, as of June 17, 1997 as to the maximum number of Shares that may be sold by each of the Selling Shareholders pursuant to this Prospectus.

                                                   Number            Maximum           Number
                                                  of Shares           Number          of Shares
                                                 Beneficially     of Shares to be    Beneficially
                                                  Owned Prior     Sold Pursuant to    Owned After
      Name                                        to Offering     this Prospectus     Offering(1)
----------------------------------------        ---------------  ------------------ --------------
Kevin R. Mitchell                                   12,452           12,452               0
Kenneth A. Buchanan                                  3,113            3,113               0
Jarek Plachecki                                      9,339            9,339               0
Robert F. Wood                                       3,113            3,113               0
Dennis M. Morstad                                    1,245            1,245               0
Steven J. Rajavuori                                    623              623               0
Elise A. Jensen                                        934              934               0
Diana J. Petersen                                      623              623               0
Hossien Amhedi                                         623              623               0
Rebecca Derck                                          623              623               0
Donald Gerhardt                                      1,121            1,121               0
Brent Metfessel                                        623              623               0
Mark Moody                                           2,802            2,802               0
Brian Rud                                              467              467               0
Raghav Singh                                           467              467               0
Raymond B. Pinson                                  280,180          280,180               0
The Pinson Family Limited Partnership               15,566           15,566               0
  Steve Richmond - Trustee
The Pinson Family Limited Partnership                  157              157               0
  James Wise, General Partner
The Alexandra Pinson Miller 1995 Trust               1,088            1,088               0
  James Wise - Trustee
Andrew LeRoy                                           623              623               0
The Benjamin Tyler Kennedy 1995 Trust                1,245            1,245               0
  James Wise - Trustee
The Emily Christina Kennedy 1995 Trust               1,245            1,245               0
  James Wise - Trustee
Daniel Morstad                                       1,245            1,245               0
Gerald Nelson                                          623              623               0
James Bruce Glasgow                                  1,245            1,245               0
James Wise                                           1,245            1,245               0
Jason Sherman                                          623              623               0
Keith Krueger                                        1,245            1,245               0
Richard C. Hecren                                    1,245            1,245               0
Steven Richmond                                      1,245            1,245               0
Tyrone Willems                                       1,245            1,245               0
William Boelter                                      1,245            1,245               0

________________
(1)Assumes the sale of all Shares covered by this Prospectus.

                              PLAN OF DISTRIBUTION

     The Shares will be offered and sold by the Selling Shareholders for their own accounts. United will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. United has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     The Selling Shareholders may offer and sell the Shares from time to time in transactions on the New York Stock Exchange, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, United is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders.

     Whenever a particular offering of Shares is to be made pursuant to this Prospectus, to the extent required, this Prospectus will be updated to reflect the name of the Selling Shareholders for whose account Shares are to be so offered, the number of Shares so offered for such Selling Shareholder's account and, if such offering is to be made by or through underwriters or dealers, the names of such underwriters or dealers and the principal terms of the arrangements between the underwriters or dealers and those Selling Shareholders for whose account such offering is being made.

     The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.


                                    EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, of United incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

     With respect to the unaudited interim financial information of United for the quarters ended March 31, 1997 and 1996 incorporated by reference in this Prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the Prospectus prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.


                                 LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon for United by the General Counsel of United.